October 21, 2008
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-0404

Re:	Big 5 Sporting Goods Corporation Form 10-K for the Fiscal Year Ended December 30, 2007 Filed March 10, 2008 Form 10-Q for the Quarterly Period Ended June 29, 2008 Filed August 1, 2008 File No. 0-49850
Dear Mr. Owings:
In reference to your comment letter of October 14, 2008 and with respect to your review of the Annual Report on Form 10-K for the year ended December 30, 2007 and the Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2008 of Big 5 Sporting Goods Corporation (“we”, “our” or the “Company”), this letter sets forth our response to each comment, numbered to correspond to the Staff’s letter. For ease of reference, we have repeated the Staff’s comments and included our response for each item directly below.
Form 10-K for the Fiscal Year Ended December 30, 2007
1.	We have reviewed your response to comment 2 in our letter dated July 10, 2008. As noted in Rule 12-09 of Regulation S-X, Schedule II should not only include accounts that are deducted from assets in the balance sheet but also reserves. It is therefore unclear to us why reclassification of your allowance for sales returns from a contra-asset to a liability account would change your conclusion as to the appropriateness of including this allowance in Schedule II. Considering this guidance and the nature of your operations, please confirm that you will continue to include a rollforward for your allowance for sales returns in Schedule II or within the footnotes to your financial statements in future filings.

Company Response: We acknowledge the Staff’s comment with respect to Rule 12-09 of Regulation S-X and we confirm our intention to continue to include the rollforward of our allowance for sales returns in Schedule II of our future annual filings.
Form 10-Q for the Quarterly Period Ended June 29, 2008
Note 1. Description of Business, page 6
Reclassifications and Adjustments, page 7
2.	We note that you recorded a pre-tax charge of $1.5 million during the second quarter of 2008 to correct an error in your previously recognized straight-line rent expense. Please tell us the nature of the error and when (the date) and how you detected the error. Considering that the $1.5 million charge represents approximately 53% and 16% of pre-tax income for the 13 and 26 weeks ended June 29, 2008, respectively, please also tell us your basis for recording the cumulative effect of the error in income during the quarter rather than reporting the error as a prior period adjustment in accordance with the guidance in paragraphs 25 of SFAS 154 and 18 of APB 9. Please also clarify if you initially discovered these errors prior to or after your adoption of SAB 108 and how you considered SAB 108 in accounting for your error corrections. Since correcting the errors during 2008 appears to have materially misstated 2008 income, it is unclear why your prior period financial statements were not corrected, even if the revisions were considered immaterial to your prior year financial statements. In responding to our comment, please provide us with your qualitative and quantitative assessment of materiality for the quarterly and annual periods presented which supports your conclusion that these adjustments are not material to your historical financial statements. In your response, please provide a table showing the previously reported and “as adjusted” amounts. Please also refer to SAB Topic 99.
Company Response: We acknowledge the Staff’s comment and supplementally advise the Staff that, in June 2008, subsequent to the adoption of SAB 108, the Company identified two types of errors in the accounting for its straight-line deferred rent liability. These errors were identified during the Company’s testing and evaluation of spreadsheet controls performed in connection with management’s evaluation of internal controls over financial reporting for fiscal 2008. In conjunction with our second quarter 2008 reporting, we prepared a detailed analysis of the materiality of the $1.5 million pre-tax charge to correct the error in our previously recognized straight-line rent expense and documented our conclusions. A more detailed description of the nature of the error, together with our materiality analysis and conclusions, is set forth on Annex A hereto. The materiality analysis also considers the impact of the error in the aggregate when combined with other immaterial errors previously identified.

A summary of our analysis process and conclusions reached, as further described in the attached Annex A, is as follows:
1.	We performed a detailed quantitative and qualitative analysis of the materiality of all uncorrected misstatements on our interim and annual projected 2008 and historical prior period consolidated financial statements using the guidelines set forth in Staff Accounting Bulletin (“SAB”) 99, Materiality and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which the Company adopted in the 2007 first quarter ended April 1, 2007. Based on the results of this analysis, we concluded that the errors were immaterial to the 2008 and historical prior year consolidated financial statements as a whole both quantitatively and qualitatively. Upon completion, our materiality analysis and conclusions were reviewed with our Audit Committee and our two independent registered public accounting firms for the periods impacted by these errors. Our Audit Committee and both accounting firms concurred with our analysis and conclusions for the periods impacted by these errors.

2.	In concluding that the errors were immaterial to our 2008 consolidated financial statements, we considered the forecasted annual pre-tax income as prescribed by paragraph 29 of Accounting Principles Board Opinion (“APB”) No. 28, Interim Financial Reporting, which states, “In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.” Since the errors were deemed to be immaterial to our estimated annual results for 2008, our historical prior year periods and our trend of earnings, we recorded the cumulative effect of the error in income for the 2008 second quarter rather than reporting the error as a prior period adjustment in accordance with the guidance in paragraphs 25 of Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections and 18 of APB 9, Reporting the Results of Operations.

3.	Because the effect of the error was quantitatively significant to the pre-tax income for our 2008 second quarter and first six months, we disclosed in our Form 10-Q for the 2008 second quarter in accordance with paragraph 29 of APB 28 the nature of the error, the amount of the error and that substantially all of the error related to prior periods and had accumulated over a period of 15 years.
In responding to the Staff’s request, the Company and Audit Committee have reviewed their initial conclusions with our current and former auditors and, following those discussions, have determined that those conclusions remain appropriate as of the third quarter of 2008.
We thank you for your time and suggestions. Should you have any questions or comments concerning this letter, please do not hesitate to contact me directly at (310) 297-7711.

Sincerely,

Big 5 Sporting Goods Corporation

By:	/s/ Barry D. Emerson
Barry D. Emerson
Senior Vice President,
Chief Financial Officer and Treasurer
cc: Mr. Andrew Blume, Staff Accountant, Securities and Exchange Commission

Annex A
I)	GENERAL BACKGROUND

The Company leases its retail stores under operating lease arrangements with third parties. Typically, each store’s lease arrangement contains a noncancelable fixed term portion of the lease with multiple renewal option periods. Older leases typically had longer noncancelable fixed terms and an option to renew. Currently, the Company’s real estate strategy is to enter into shorter noncancelable fixed term leases with multiple five year options. The Company accounts for its straight-line deferred rent liability in accordance with FASB 13, Accounting for Leases, FASB Technical Bulletin 85-3, Accounting for Operating Leases with Scheduled Rent Increases and FASB Technical Bulletin 88-1, Issues Relating to Accounting for Leases. The straight-line deferred rent liability calculation (leases with an escalating lease payment) is performed using an Excel spreadsheet and each month, a journal entry is created and recorded to true up the deferred rent liability.
1.	Amendment Store Lease Error - The Company noted that, over the course of 15 years, there had been amendments to certain leases with escalating lease payments throughout the amended lease period that were not properly accounted for. Specifically, escalations from lease amendments had typically been factored into straight-line rent as of the end of the original lease term rather than at the applicable amendment dates as required by FASB 13. The length of time between these two dates in some cases had a significant impact on the straight-line rent calculation. In addition, the most common scenario involved an amendment for an older lease with a low monthly minimum rent. Consequently, the new minimum rent amount for the extended term was often substantially higher than the previous minimum rent amount.

When leases are amended, there are typically two income statement effects on the calculation of deferred rent; there is an increase in deferred rent expense resulting from the increase between the old, low step rent and the new higher step rent, and there is a reduction in the amortization of the old accumulated deferred rent credit at the end of the original lease term, now amortized through the extended term of the lease. Because these amended leases were not appropriately accounted for, the Company understated its straight-line deferred rent liability balance and understated rent expense. The number of errors by store and its dollar impact by year are as follows:

		Deferred Rent Liability
FYE	# of Leases	@ 12/31/06	@ 12/30/07	@ 3/30/08

1995-1998	4	$123,000	$175,000	$201,000
1999 - 2002	4	307,000	201,000	174,000
2003	6	326,000	276,000	264,000
2004	4	185,000	179,000	178,000
2005	4	86,000	60,000	54,000
2006	2	20,000	16,000	16,000
2007	7	44,000	352,000	411,000
2008	1	—	—	8,000

Total	32	$1,091,000	$1,259,000	$1,306,000

2.	Calculation Error - The Company identified calculation errors in 35 store leases with straight-line deferred rent liability. The errors were identified as a result of a detail review of each lease calculation as part of an overall spreadsheet review project. The errors were all related to data-entry errors that resulted in an incorrect calculation of the deferred rent liability. The primary data-entry error was due to the omission of the second rent step-up for options that had two steps (increases) within a single option period, because the steps were incorrectly assumed to be two separate options. These calculation errors are summarized as follows:

	Deferred Rent Liability
# of Leases	@ 12/31/06	@ 12/30/07	@ 3/30/08

35	$125,000	$232,000	$229,000

II)	MATERIALITY CONSIDERATION

Historically, the Company used 5% of pre-tax income to determine the overall financial statement materiality. In light of the challenging consumer environment experienced in fiscal 2008, the Company’s forecasted full year pre-tax income compared to revenue is expected to drop significantly compared to previous years (see schedule below). Because of this sudden and abnormal decline, the Company believes that using its historical materiality calculation methodology would not yield an appropriate financial statement materiality threshold for the current year. As illustrated in the schedule below, the 5% of pre-tax income materiality has consistently ranged between 0.26% and 0.35% of revenue over the most recent five years (an average of 0.29%). In the current year, calculating pre-tax income materiality at 5% would yield approximately 0.14% of revenue which is significantly below the previous years’ calculation and less than half of the five year average. As a result, the Company believes that using 5% of pre-tax income to determine its materiality for fiscal year 2008 is not appropriate. In order to determine an appropriate materiality for the fiscal year 2008, the Company used 0.25% (approximates the lower end of 5 year % of materiality to revenue) of revenue to be conservative versus the historical average of 0.29% of revenue. As a result, we determined materiality for fiscal year 2008 to be $2.2M.

	Actual						Forecast
FYE	2003	2004	2005	2006	2007	Average	2008 (B)

Revenue	$711,000	$782,000	$814,000	$877,000	$898,000	$816,400	$886,600

Pretax Income	$39,000	$55,000	$45,000	$51,000	$46,000	$47,200	$24,549

Materiality	$1,950	$2,750	$2,250	$2,550	$2,300	$2,360	$2,217	(A)

% of Pretax Inc. to Rev.	5.49%	7.03%	5.53%	5.82%	5.12%	5.80%	2.77%

% of Mater. to Revenue	0.27%	0.35%	0.28%	0.29%	0.26%	0.29%	0.25%

(A)	–	Determined to be overall financial statement materiality for fiscal year 2008 (based on 0.25% of revenue).

(B)	–	Forecast as of 6/23/08, the date of the Company’s initial materiality analysis.
III)	SAB 108 ANALYSIS
1)	Quantitative Analysis
In evaluating this error, the Company applied the provisions of Staff Accounting Bulletin No. 108, "Considering the effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”) which identifies two methods to quantify an error; the rollover method and the iron curtain method. SAB 108 states, “The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current period, irrespective of the misstatement’s years of origination. The rollover approach quantifies a misstatement based on the amount originating in the current year income statement. Thus, this approach ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years.” To analyze the misstatement in accordance with the rollover approach, the Company evaluated the portion of the error attributable to the current year. In determining the materiality of these combined errors, the Company considered the guidance prescribed in FASB Concept Statement No. 2, “Qualitative Characteristics of Accounting Information” (“CON 2”) which indicates that materiality determinations are based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item”. The following tables and further discussion sets forth the Company’s quantitative analysis of this combined error:

Deferred Rent Liability

	@ 12/31/06	@ 12/30/07	@ 3/30/08

Amendment Error	$1,091,000	$1,259,000	$1,306,000
Calculation Error	125,000	232,000	229,000

Total	$1,216,000	$1,491,000	$1,535,000

	FYE 2006	FYE 2007	YTD 2008

Iron Curtain Method
P&L Impact — Expense	1,216,000	1,491,000	1,535,000
Other Unadjusted balances — Expense/(income)*	716,000	(32,000)	—

Aggregate of Uncorrected Audit Difference	1,932,000	1,459,000	1,535,000
Tax effect (1-39.5%)	60.5%	60.5%	60.5%

Aggregate of Uncorrected Diff (after tax) — (inc)/exp	1,168,860	882,695	928,675

Roll-over Method
P&L Impact — Expense/(Income)	(56,000)	275,000	44,000
Other Unadjusted balances — Expense/(income)*	(1,871,000)	(748,000)	32,000

Aggregate of Uncorrected Audit Difference	(1,927,000)	(473,000)	76,000
Tax effect (1-39.5%)	60.5%	60.5%	60.5%

Aggregate of Uncorrected Diff (after tax) — (inc)/exp	(1,165,835)	(286,165)	45,980

*	Other unadjusted balances deemed immaterial by the Company and Audit Committee at time of original issuance of related financial statements.
P&L Impact Analysis

	FYE 2006	FYE 2007	YTD 2008	Q2 2008

After-tax income (as reported)	(30,835,000)	(28,091,000)	(5,834,000)	(1,724,000)

Favorable/(Unfavorable) Impact:
% of error to after-tax income (Iron Curtain)	-3.8%	-3.1%	-15.9%	-53.9%

% of error to after-tax income (Roll-over)	3.8%	1.0%	-0.8%	-2.7%

EPS Impact Analysis

	FYE 2006	FYE 2007	YTD 2008	Q2 2008

# of Shares Outstanding at period end (diluted)	22,795,000	22,559,000	21,793,000	21,693,000
Earnings Per Share (diluted) (as reported)	1.35	1.25	0.27	0.08

Diluted Shares Impact — Iron Curtain Method	(0.05)	(0.04)	(0.04)	(0.04)
Diluted Shares Impact — Roll-over Method	0.05	0.01	0.00	0.00

% of impact to EPS — Iron Curtain Method	-3.7%	-3.2%	-14.8%	-50.0%
% of impact to EPS — Roll-over Method	3.7%	0.8%	0%	0%
Balance Sheet Impact Analysis

	FYE 2006	FYE 2007	Q2 2008

Total liabilities (as reported)	267,219,000	294,768,000	285,744,000

% of error to total liabilities (Iron Curtain)	0.4%	0.3%	0.3%

% of error to total liabilities (Roll-over)	-0.4%	-0.1%	0.0%

As indicated by the above analysis, the combined error is immaterial to the 2006 and 2007 financial statements. The change in diluted earnings per share under both the iron curtain and rollover methods for 2006 and 2007 is unlikely to change or influence the judgment of a reasonable person that would be relying on the financial statements. The YTD and Q2 2008 impact under the rollover method is immaterial; however, the iron curtain method as a percent of after tax income yields a 15.9% and 53.9% impact for the YTD and Q2, respectively. The fiscal 2008 effect is further analyzed in the quarterly analysis below.
Pre-tax P&L Impact by Quarter Expense/(Income)

FYE	2006	2007	2008
	Expense/(Income)
Q1	5,000	(12,000)	44,000
Q2	(11,000)	103,000	1,491,000
Q3	(23,000)	97,000
Q4	(27,000)	87,000

Total	(56,000)	275,000	1,535,000

Pretax Income by Quarter (as reported, except forecast)

FYE	2006	2007	2008

Q1	9,806,000	12,517,000	6,764,000
Q2	12,268,000	9,822,000	2,826,000
Q3	12,945,000	13,817,000
Q4	15,924,000	10,192,000

Total	50,943,000	46,348,000	23,014,000	forecast*

% of P&L Impact to Pretax Income

FYE	2006	2007	2008

Q1	0.1%	-0.1%	0.7%
Q2	-0.1%	1.0%	52.8%
Q3	-0.2%	0.7%
Q4	-0.2%	0.9%

Total	-0.1%	0.6%	6.7%

*	Forecast as of 6/23/08, the date of the Company’s initial materiality analysis, reflects a reduction in the amount of $1,535,000 for this error.
The impact to correct this error upon earnings per share for YTD and Q2 2008 are 15.9% and 53.9%, respectively, under the iron current method. When evaluating the interim impact of this error, the Company considered Paragraph 29 of APB 28, “Interim Financial Reporting” which states “in determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the trend of earnings.” Based upon this guidance, the Company calculated the error as a percent of the latest annual forecast of pre-tax income reduced by the amount of the error. This resulted in an impact of 6.7%. In addition, this error results in a reduction of diluted earnings per share of $0.04 from $0.70 (latest annual forecast) to $0.66 which is within the range of the Company’s guidance for 2008 earnings per share of $0.60 to $0.85. In addition, the Company’s earnings per share for the second quarter after the correction of the error is $0.08 per share, which is within the range of the Company’s guidance for the second quarter of $0.06 - $0.12 per share. Further, when evaluating the earnings trend, unadjusted pre-tax income (i.e., prior to the correction of the error) is expected to decline from $46.3 million in 2007 to an estimated $24.5 million in 2008 or a 47% decline. As a result, the correction of the error during fiscal 2008 has no material impact upon the earnings trend. Based upon the above analysis, the Company believes that the quantitative effect of correcting this error is unlikely to change or influence the judgment of a reasonable person relying on the financial statements due to the quantitative insignificance to the annual estimated pre-tax income and the inconsequential impact upon the estimated decline in the earnings trend in 2008 and therefore is considered immaterial to the 2008 financial statements.

2)	Qualitative Analysis

In evaluating the qualitative effect of the misstatement, the Company used the following examples noted in Staff Accounting Bulletin No. 99 — Materiality (“SAB 99”):

#	Per SAB 99	Management’s Comments
1	Whether the misstatement masks a change in earnings or other trends.	The effect of this misstatement doesn’t mask a change of earnings or other trends in 2008, 2007 and 2006 (see analysis above).

2	Whether the misstatement hides a failure to meet analyst expectations.	The beginning of year First Call analyst earnings estimates for the Company were $1.56/share for 2007 and $1.34/share for 2006. The earnings for the Company when taking into consideration the iron curtain adjustment were $1.21 ($1.25 as reported) for 2007 and $1.30 ($1.35 as reported) for 2006. Although the 2006 adjusted earnings were slightly below the analyst estimate, the Company believes that the immaterial amount would not have negatively influenced analyst expectations. See discussion above.

3	Whether the misstatement changes a loss into income.	The Company’s earnings are positive in 2008, 2007 and 2006. This misstatement does not change the trend of earnings in any of the periods.

4	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	The Company conducts its business in a single segment and therefore the misstatement has no effect on reporting.

5	Whether the misstatement affects the registrant’s compliance with regulatory requirements.	This misstatement has no further effect on the Company’s compliance with regulatory requirements.

6	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	The misstatement does not change the Company’s compliance with loan covenants or other contractual requirements.

7	Whether the misstatement has the effect of increasing management’s compensation.	The magnitude of the misstatement would have had no effect on determining compensation. Management’s compensation is not determined by any formula applied to earnings.

8	Whether the misstatement involves concealment of unlawful transactions.	The misstatement arose from the Accounting Department’s errors in accounting for deferred rents and it did not involve any concealment of unlawful transactions.

9	Whether the misstatement arises from an item capable of precise measurement as opposed to an estimate.	The misstatement arose from the Accounting Department’s errors in accounting for deferred rents. The Company is capable of precise measurement for the deferred rent calculation and has designed a methodology to properly and timely account for amendments.
IV)	CONCLUSION

Based on the facts and circumstances set forth above and the accounting guidance of SAB 108 and 99, CON 2 and APB 28 analysis above, the combined errors are considered immaterial taken as a whole quantitatively and qualitatively. Because the correction of this error is significant to Q2 2008, the Company determined to and did disclose this adjustment within its quarterly filing on Form 10-Q.